UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

Under the Securities Exchange Act of 1934

For the month of June 2007

Commission File Number:  000-17791

ATLANTA GOLD INC.

(formerly TWIN MINING CORPORATION)

(Translation of registrant’s name into English)

1250 – 155 University Avenue, Toronto, Ontario M5H 3B7

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X

Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes

No     X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-               .

On June 18, 2007, Atlanta Gold Inc. issued a press release “Atlanta Gold Starts Phase I of Drilling Program on Atlanta Gold Property in Idaho” which is attached.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ATLANTA GOLD INC.

Date: June 18, 2007.

/s/ Bill Baird

Name:

Bill Baird

Title:

Director and

Interim CEO

NEWS RELEASE

June 18, 2007

Atlanta Gold Starts Phase I of Drilling Program on Atlanta Gold Property in Idaho

Toronto, Ontario – Atlanta Gold Inc. (TSX: ATG) announces the commencement of diamond drilling at its Atlanta Gold property (“Atlanta”) in Elmore County, Idaho.  The Company has planned at least 3 drilling programs and expects to drill throughout the remainder of 2007.

Phase I of the 2007 drilling program will include 39 holes of N-sized core (1⅞ inches in diameter) and will total 12,800 feet of drilling from surface to an average depth of approximately 300 feet.  Phase I of the program which is based on a review of all geological data and a recent detailed mapping program will test for mineralization along strike and vertically below the zone, and is expected to be completed by the end of July. Historic underground mine workings and drill results suggest, and Phase I of the drilling program is designed to confirm, continuity of mineralization along strike and at depth. Phase II drilling and preliminary metallurgical test work will be designed when drill results from Phase I are received. Assay results from Phase I of the drill program are expected by late August.

The Company completed access trails to drill platform areas, constructed drill platforms and purchased a Hagby 1000-3 drill rig in May 2007. The first drill platform and the drill rig can be viewed at http://www.atgoldinc.com/newreleases/20070611-drill.jpg. This drill rig was specifically selected to minimize disturbance due to its small ground footprint and low operating noise level.  It is being operated by an experienced drill crew hired from the local area. The drill will have minimal environmental impact and this is consistent with the Company’s policy of careful environmental stewardship.

The Phase I drill program will explore the following 6 target zones:

Target Zone	Number of Drill Holes	Footage
East Extension, east of Monarch Pit	15	4,525
Monarch Pit	6	1,650
Idaho Pit	3	1,075
West Extension, west of Idaho Pit	4	1,900
Minerva, south of Idaho Pit	7	2,600
Northeast, north of Monarch Pit	4	1,050
Total	39	12,800

The Phase I surface drilling program is predicted to cost approximately US$700,000.

About the Company

Atlanta Gold Inc. (TSX: ATG) holds through its 100% owned subsidiary, Atlanta Gold Corporation, a 100% interest in Atlanta which comprises 1,891 acres and is located 65 miles east of Boise, in Elmore County, Idaho. A long history of mining makes Atlanta very suitable for the development of new mining projects.  Atlanta was historically mined from at least 24 underground adits when the gold price was US$20 - $35 per ounce.

The Company is focused on advancing its core asset, Atlanta, towards mine development and production and on acquiring, exploring and developing other attractive gold projects.

Forward-Looking Information

This news release contains forward-looking information and forward-looking statements within the meaning of applicable securities laws. All statements, other than statements of historical fact, are forward-looking statements. We use words such as “may”, “will”, “should”, “anticipate”, “plan”, “expect”, “believe”, “estimate” and similar terminology to identify forward looking information and statements. Such are based upon assumptions, estimates, opinions and analysis made by management in light of its experience, current conditions and its expectations of future developments as well as other factors which it believes to be reasonable and relevant. Forward looking information and statements involves known and unknown risks, uncertainties and other factors that may cause our actual results to differ materially from those expressed or implied in the forward looking information and statements and accordingly, readers should not place undue reliance on those statements. Risks and uncertainties that may cause actual results to vary include but are not limited to the speculative nature of mineral exploration, development and mining (including with respect to size, grade and recoverability of mineral reserves and resources); operational and technical difficulties; risks and hazards associated with the business of mineral exploration, development and mining, including environmental hazards; government action or delays in the receipt of governmental approvals, permits and licenses; changes in resource prices and fluctuations in currency exchange rates; the Company’s limited financial resources and the availability of financing alternatives; contests to the title of Company property and changes in general economic conditions or conditions in the financial markets; as well as other risks and uncertainties which are more fully described in the Company’s annual Form 20-F, annual and quarterly Management’s Discussion and Analysis and in other Company filings with securities and regulatory authorities which are available at www.sedar.com.

For further information contact:

Bill Baird

                                                                         Badshah Communications Group Ltd.

Interim CEO                                                                                            Telephone: (604) 408-7522

Telephone: (416) 777-0013; Fax: (416) 777-0014

E-mail: info@atgoldinc.com

Web site: www.atgoldinc.com